UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐  Form 10-K ☐  Form 20-F ☐  Form 11-K ☒  Form 10-Q ☐  Form 10-D ☐  Form N-CEN ☐  Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Renovaro Inc.
Full Name of Registrant

Former Name if Applicable

2080 Century Park East, Suite 906
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Renovaro Inc., a Delaware corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2024 (the “Form 10-Q”).

The Company could not complete the filing of its Form 10-Q within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements to be included in such report, particularly related to the settled equity and the total outstanding equity as of December 31, 2024.The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Nathen Fuentes	(305)	918-1980
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			☒	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following material changes are anticipated to the Company’s balance sheet and statement of operations as of and for the quarter ended December 31, 2024 as compared to the corresponding period for the prior fiscal year:

●	Cash increased from $220,467 at June 30, 2024 to $311,764 at December 31, 2024.
●	Insurance receivable decreased from $1,108,247 at June 30, 2024 to $127,080 at December 31, 2024.
●	Goodwill decreased from $159,330,161 at June 30, 2024 to $107,999,273 at December 31, 2024.
●	Accounts payable - trade increased from $9,448,683 at June 30, 2024 to $10,934,555 at December 31, 2024.
●	Accrued expenses increased from $5,311,324 at June 30, 2024 to $5,512,004 at December 31, 2024.
●	Notes payable, net (current) increased from $2,205,996 at June 30, 2024 to $4,885,000 at December 31, 2024.
●	Contingent consideration liability (current) decreased from $12,310,000 at June 30, 2024 to $5,650,000 at December 31, 2024.
●	Additional paid in capital increased from $464,587,224 at June 30, 2024 to $469,810,215 at December 31, 2024.
●	Accumulated deficit increased from $332,455,081 at June 30, 2024 to $383,919,510 at December 31, 2024.
●	Other comprehensive income (loss) increased from ($170,846) at June 30, 2024 to ($3,847,603) at December 31, 2024.
●	General and administrative expenses increased from $3,616,392 for the three months ended December 31, 2023 to $4,353,123 for the three months ended December 31, 2024.
●	General and administrative expenses decreased from $11,906,602 for the six months ended December 31, 2023 to $9,654,373 for the six months ended December 31 2024.
●	Research and development expenses decreased from $620,521 for the three months ended December 31, 2023 to $161,084 for the three months ended December 31, 2024.
●	Research and development expenses decreased from $1,187,165 for the six months ended December 31, 2023 to $551,273 for the six months ended December 31, 2024.
●	Goodwill impairment expenses increased from zero for the six months ended December 31, 2023 to $47,614,729 for the six months ended December 31, 2024.
●	Loss on extinguishment of debt decreased from $(120,018) for the six months December 31, 2023 to zero for the six months ended December 31, 2024.
●	Change in fair value of contingent consideration increased from zero for the three months ended December 31, 2023 to $($2,590,000) for the three months ended December 31, 2024.
●	Change in fair value of contingent consideration increased from zero for the six months ended December 31, 2023 to $6,660,000 for the six months ended December 31, 2024.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

Renovaro Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 18, 2025	By:	/s/ Nathen Fuentes
Nathen Fuentes Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).